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                                                               Page 1 of 6 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                                 Hydril Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   448774 10 9
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)
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CUSIP NO. 448774 10 9                                          Page 2 of 6 Pages


--------------------------------------------------------------------------------
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

             R. Carlton Seaver
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

             (a)
             (b)
--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
                                         5    SOLE VOTING POWER
              NUMBER OF                       15,000
         SHARES BENEFICIALLY        --------------------------------------------
              OWNED BY                   6    SHARED VOTING POWER
           EACH REPORTING                     513,750
               PERSON               --------------------------------------------
                WITH:                    7    SOLE DISPOSITIVE POWER
                                              15,000
                                    --------------------------------------------
                                         8    SHARED DISPOSITIVE POWER
                                              513,750
--------------------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             528,750

--------------------------------------------------------------------------------
    10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES (See Instructions)

--------------------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             6.3%(1)

--------------------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON (See Instructions)
             IN

--------------------------------------------------------------------------------

(1) This figure reflects that Mr. Seaver may be deemed the beneficial owner of 528,750 shares of Hydril Company's class B common stock, each of which is entitled to 10 votes, as compared with Hydril Company's common stock, which is entitled to one vote per share. The class B common stock and the common stock generally vote as a single class. Each share of class B common stock is immediately convertible into one share of common stock. According to Hydril Company's Quarterly Report on Form 10-Q filed for the quarter ended September 30, 2003, as of November 6, 2003, there were a total of 16,049,192 shares of common stock outstanding and 6,757,721 shares of class B common stock outstanding. Mr. Seaver may be deemed to have 6.3% voting power based on the combined number of outstanding shares of the common stock and class B common stock, giving effect to the 10 to 1 voting rights of the class B common stock.


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CUSIP NO. 448774 10 9                                         Page 3 of 6 Pages


ITEM 1.

         Item 1(a)    Name of Issuer:                         Hydril Company

         Item 1(b)    Address of Issuer's                     3300 North Sam Houston Parkway East
                      Principal Executive Office:             Houston, Texas 77032-3411

ITEM 2.

         Item 2(a)    Name of Person Filing:                  R. Carlton Seaver

         Item 2(b)    Address of Principal                    444 South Flower Street, Suite 2300
                      Business or, if none, Residence:        Los Angeles, CA 90071

         Item 2(c)    Citizenship:                            United States

         Item 2(d)    Title of Class of Securities:           Common Stock

         Item 2(e)    CUSIP Number:                           448774 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  (a)      [ ]      Broker or dealer registered under section 15
                                    of the Act (15 U.S.C. 78o).

                  (b)      [ ]      Bank as defined in section 3(a)(6) of the
                                    Act (15 U.S.C. 78c).

                  (c)      [ ]      Insurance Company as defined in section
                                    3(a)(19) of the Act (15 U.S.C. 78c).

                  (d)      [ ]      Investment Company registered under section
                                    8 of the Investment Company Act of 1940 (15
                                    U.S.C. 80a-8).

                  (e)      [ ]      An investment adviser in accordance with
                                    Section 240.13d-1(b)(1)(ii)(E);

                  (f)      [ ]      An employee benefit plan or endowment fund
                                    in accordance with Section
                                    240.13d-1(b)(1)(ii)(F);

                  (g)      [ ]      A parent holding company or control person
                                    in accordance with Section
                                    240.13d-1(b)(1)(ii)(G);


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CUSIP NO. 448774 10 9                                         Page 4 of 6 Pages


                  (h)      [ ]      A savings association as defined in Section
                                    3(b) of the Federal Deposit Insurance Act
                                    (12 U.S.C. 1813);

                  (i)      [ ]      A church plan that is excluded from the
                                    definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act of 1940 (15 U.S.C. 80a-3);

                  (j)      [ ]      Group, in accordance with Section
                                    240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

         R. Carlton Seaver may be deemed to beneficially own: (1) 473,750 shares of class B common stock held by Mr. Seaver as one of three trustees of a trust created under Paragraph V of the Will of Frank R. Seaver, Deceased, of which various educational and religious institutions and individuals are the beneficiaries, (2) 33,000 shares of class B common stock owned beneficially and of record by Mr. Seaver's children, (3) 15,000 shares of class B common stock owned beneficially and of record by Mr. Seaver, and (4) 7,000 shares of class B common stock owned beneficially and of record by Mr. Seaver's wife. Each share of class B common stock is immediately convertible into one share of common stock. Mr. Seaver disclaims beneficial ownership of the 473,750 shares of class B common stock held by him as one of three trustees of the Trust created under Paragraph V of the Will of Frank R. Seaver, Deceased.

         (a)      Amount Beneficially Owned: 528,750

         (b) Percent of Class: 6.3% (See footnote 1 to item 11 on cover page)

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote:      15,000

                  (ii)     Shared power to vote or direct the vote:      513,750

                  (iii)    Sole power to dispose or to direct the
                           disposition of:                                15,000

                  (iv)     Shared power to dispose or to direct the
                           disposition of:                               513,750


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CUSIP NO. 448774 10 9                                         Page 5 of 6 Pages


ITEM 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

ITEM 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not Applicable

ITEM 8.  Identification and Classification of Members of the Group

         Not Applicable

ITEM 9.  Notice of Dissolution of Group

         Not Applicable

ITEM 10. Certification

         Not Applicable



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CUSIP NO. 448774 10 9                                         Page 6 of 6 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 11, 2004

                                                   /s/ R. CARLTON SEAVER
                                             -----------------------------------
                                             R. Carlton Seaver